Special Meeting of Shareholders (Unaudited).  On September
29, 1999, there was a Special Meeting of Shareholders of the Money Market ProFund. The meeting addressed the issues that arose due to the merger of Bankers Trust Bank and Deutsche Bank A.G. There were three proposals put forth for vote by the shareholders of the Money Market
ProFund. The description of each proposal and number of shares voted are as follows:

1. To approve or disapprove a new investment advisory
agreement between the Fund's corresponding master fund
portfolio, the Portfolio and Bankers Trust Company.
For                 Against            Abstain
316,540,790         5,849,977        10,110,517

2. To elect Trustees of the Portfolio to hold office until their respective successors have been duly elected and qualified or until their earlier resignation or removal.

                        For         Against    Abstain
Mr. Charles P. Biggar   327,112,282  0        5,389,003
Mr. S. Leland Dill      327,112,282  0        5,389,003
Mr. Richard T. Hale     327,112,282  0        5,389,003
Mr. Bruce E. Langton    327,112,282  0        5,389,003
Mr. Philip Saunders, Jr.327,112,282  0        5,389,003
Mr. Harry Van Benschoten327,050,924  0        5,450,361
Dr. Martin J. Gruber    327,112,282  0        5,389,003
Dr. Richard J. Herring  327,112,282  0        5,389,003

3. To ratify or reject the selection of
PricewaterhouseCoopers LLP as the independent
accountants for the Portfolio for the current fiscal
year.
For             Against           Abstain
321,664,721    2,928,903          7,881,170